Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 5

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Yunqi Path Capital Master Fund

Purchase of Common Stock	75,000	21.5283	01/06/2026

Yunqi China Special Investment A

Purchase of Common Stock	7,069	23.0000	12/31/2025
Purchase of Common Stock	675,000	21.5283	01/06/2026